EXHIBIT 21.1
LIST OF SUBSIDIARIES

1.	CVD/RMS Acquisition Corp., a Delaware corporation.

2.	Endologix Deutschland GmbH, a German corporation.

3.	Nellix, Inc., a Delaware corporation.

4.	ELGX International Holdings C.V., a Dutch partnership.

5.	ELGX International Holdings GP, a Cayman Islands company.

6.	Endologix International Holdings B.V., a Dutch corporation.

7.	Endologix International IP, a Cayman Islands company.

8.	Endologix International B.V., a Dutch corporation.